UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-35295

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:	_______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Poage Bankshares, Inc.
Full Name of Registrant

Former Name, if Applicable

1500 Carter Avenue
Address of Principal Executive Office (Street and Number)

Ashland, Kentucky 41101
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

In a Current Report on Form 8-K filed on September 14, 2017, the Registrant previously reported a suspected loan fraud scheme at its subsidiary bank, Town Square Bank (the “Bank”), totaling approximately $1.4 million. At September 30, 2017, it was the Company’s conclusion, based on the advice of outside legal counsel, that the Bank’s fidelity bond should provide indemnity for the lost principal of $1.4 million, less a $25,000 deductible, and it was probable that the Bank would recover its loss. The Company has received correspondence dated March 29, 2018 from counsel to the Bank’s fidelity bond insurer indicating the insurer’s position that the claimed loss for purpose of evaluating coverage under the fidelity bond may not be $1.4 million. Even though the Registrant still believes the insurance claim is valid and collectible, based on this correspondence, after consultation with its independent registered public accounting firm, management has determined that collection of the insurance receivable does not meet the threshold of probable, which is a high threshold under general accepted accounting principles.

Accordingly, this has caused a delay in filing the Form 10-K in a timely manner and without unreasonable expense or effort.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jane Gilkerson	(606)	324-7196
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Poage Bankshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2018	By:	/s/ Jane Gilkerson
Chief Financial Officer